                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
February 24, 2006


                                   By:   /s/David Skinner
                                        ----------------------------------------
                                        David Skinner
                                        General Counsel and Corporate Secretary

                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
[NEUROCHEM(logo)]                               Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: 1-450-680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------

                            NEUROCHEM REPORTS RESULTS
                     FOR FOURTH QUARTER AND FISCAL YEAR 2005

LAVAL, FEBRUARY 23, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported results for the fourth quarter and fiscal year ended December 31, 2005. The Company reported a net loss of $15.6 million ($0.42 per share) for the quarter, similar to the net loss of $15.4 million ($0.51 per share) recorded in the fourth quarter of 2004. Research and development expenses (R&D) increased slightly during the fourth quarter of 2005 to $11.7 million from $10.6 million for the same period last year. For the full year, Neurochem reported a net loss of $72.4 million, compared to $52.4 million for fiscal 2004, due to higher R&D expenses of $50.5 million for 2005 compared to $31.0 million for 2004. The increase in R&D expenses is mainly related to drug development activities including tramiprosate's (Alzhemed(TM)) ongoing North American and European Phase III clinical trials. During the quarter, the Company advanced the ongoing Fibrillex(TM) Phase II/III open-label extension study and the submission of its "rolling" New Drug Application (NDA) for eprodisate (Fibrillex(TM)) for the treatment of Amyloid A amyloidosis with the U.S. Food and Drug Administration
(FDA). The NDA submission was completed in February 2006.

At the end of the quarter, the Company reported cash, cash equivalents and marketable securities of $71.1 million, up from $29.2 million at December 31, 2004. The increase is primarily due to net proceeds received from the issue of additional share capital in March 2005, from the exercise of a warrant in July 2005 by Picchio Pharma Inc., revenues received from the collaboration with Centocor, Inc., and from a sale and leaseback transaction regarding its facilities and campus located in Laval for net cash proceeds after debt repayment of $22 million in November 2005. On February 16, 2006, Neurochem received additional proceeds of approximately $9.4 million from the exercise by a subsidiary of Picchio Pharma Inc. of a warrant, otherwise scheduled to expire on February 18, 2006.

 "In fiscal 2005, Neurochem has accomplished what it set out to do and has delivered on key milestones," said Dr. Francesco Bellini, Neurochem's Chairman, President and CEO. "Neurochem completed its NDA submission to the U.S. Food and Drug Administration seeking marketing approval for Fibrillex(TM). For Alzhemed(TM), the Company completed patient recruitment for its ongoing Phase III clinical trial in North America. At the present time, more than 400 patients have already completed 12 months of the 18-month Phase III clinical trial. Patient recruitment is on schedule for the Alzhemed(TM) Phase III clinical trial in Europe, where the trial is proceeding well, with over 100 patients already enrolled. With this progress and Neurochem's financial position, the Company expects to continue its steady advance towards becoming a solid biopharmaceutical company," he concluded.


CONFERENCE CALL

Neurochem will host a conference call Friday, February 24, 2006, at 8:30 A.M. Eastern Time. The telephone numbers to access the conference call are 1-416-695-6370 or 1-877-461-2815. A replay of the call will be available until Friday, March 3, 2006. The telephone numbers to access the replay of the call are 1-416-695-5275 or 1-888-509-0081. Please mention that you are calling for the Neurochem conference replay.

CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended December 31, 2005, the net loss amounted to $15,628,000 ($0.42 per share), compared to $15,388,000 ($0.51 per share) for the corresponding period last year. For the year ended December 31, 2005, the net loss amounted to $72,366,000 ($2.06 per share), compared to $52,399,000 ($1.74 per share) for the same period last year.

Revenue from collaboration agreement amounted to $607,000 for the current quarter ($3,384,000 for the year), compared to $132,000 for the same period last year ($132,000 for the year). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (Fibrillex(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (US$6,000,000) has been classified as long term deferred revenues and is not being amortized as earned revenues given that it is refundable in the event that the Company receives a non-approvable letter issued by the US Food and Drug Administration
(FDA) .The Company anticipates a decision by the FDA regarding Fibrillex(TM) during 2006.

Reimbursable costs revenue amounted to $230,000 for the current quarter ($1,057,000 for the year), compared to $195,000 for the same period last year ($195,000 for the year) and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $11,688,000 for the current quarter ($50,495,000 for the year), compared to $10,612,000 for the same period last year ($30,957,000 for the year). The increase for the year is primarily due to expenses incurred in relation to the development of tramiprosate (Alzhemed(TM)) for the ongoing Phase III clinical trials in North America and Europe. For the year ended December 31, 2005, research and development expenses also included costs incurred to support the on-going Fibrillex(TM) Phase II/III open-label extension study, the Alzhemed(TM) Phase II open-label extension study, as well as on-going drug discovery programs. Alzhemed(TM) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). In 2005, the Company completed the enrolment of 1052 patients with mild-to-moderate AD for its North American Phase III clinical trial for Alzhemed(TM), designed to demonstrate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. The study duration is 18 months and the trial is being conducted in close to 70 clinical centers in the US and in Canada. The Company also launched its Phase III clinical trial in Europe in September 2005 and enrolled its first patient in November. The European Phase III clinical trial will investigate the safety, efficacy and disease-modifying potential of Alzhemed(TM), with 930 mild-to-moderate AD patients expected to participate. The trial will be conducted at approximately 70 centers in ten European countries, and the study duration will be 18 months. Furthermore, the Company completed, under the Continuous Marketing Application (CMA) Pilot 1 program, the submission of a "rolling" New Drug Application (NDA) to the FDA seeking marketing approval for its investigational product candidate, Fibrillex(TM), for the treatment of AA amyloidosis. The Company announced on February 13, 2006 that it completed the submission of the NDA, with additional data from the open-label extension expected to be filed shortly thereafter. The FDA agreed in June 2005 to file and review the NDA. The Company expects research and development expenses to increase in the future as product candidates progress through the different stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits amounted to $565,000 this quarter ($3,190,000 for the year), compared to $541,000 for the corresponding period last year ($1,463,000 for the year). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase for the year is mainly attributable to increased research and development expenses eligible for tax credits as well as tax credits of $1,333,000 recorded during the year and earned with respect to current and prior years' eligible research and development taxable benefits on stock options. Management determined that these credits were reasonably assured of realization based on a recent court ruling.

Research grants amounted to $1,164,000 for the current quarter ($1,203,000 for the year), compared to $9,000 for the same quarter last year ($336,000 for the year). The increase is due to the final contribution received by the Company during the current quarter under the Technology Partnerships Canada (TPC) Program for the development of Alzhemed(TM).

General and administrative expenses totaled $4,393,000 for the current quarter ($22,212,000 for the year), compared to $4,451,000 for the same quarter last year ($17,953,000 for the year). The increase for the year is primarily attributable to higher legal fees in connection with the dispute with Immtech International, Inc. (Immtech) and to the expansion of the corporate infrastructure to support growth. The expenses in relation to the expansion of the corporate infrastructure include an increase in operating costs related to the facilities acquired in May 2004 and other corporate agreements and matters.

Reimbursable costs amounted to $230,000 for the current quarter ($1,057,000 for the year), compared to $195,000 for the same period last year ($195,000 for the year) and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $865,000 for the current quarter ($4,795,000 for the year), compared to $709,000 for the corresponding quarter last year ($4,038,000 for the year). This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. For the year ended December 31, 2005, stock-based compensation includes $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement dated December 1, 2004.

Special charges amounted to $1,676,000 for the year ended December 31, 2004, and were related to the relocation to facilities acquired from Shire BioChem Inc. in May 2004. An adjustment in the amount of $409,000 was recorded in the fourth quarter of 2004 to reflect an agreement signed during that quarter to sublease the former premises. No such charges were incurred in 2005.

Depreciation, amortization and write-off of patents amounted to $1,413,000 for the current quarter ($3,189,000 for the year), compared to $592,000 for the same quarter last year ($2,046,000 for the year). Expenses for the quarter and year ended December 31, 2005, include the write-off of patent costs of $853,000 in relation to non-core technology patents responsibility for which reverted to Parteq Research & Development Innovations. The increase for the year also reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the additions to patent costs.

Interest and bank charges amounted to $82,000 for the current quarter ($462,000 for the year), compared to $126,000 for the same quarter last year ($277,000 for the year). The increase for the year is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in May 2004. The decrease for the quarter is attributable to the reimbursement of the term credit facility in November 2005.

Interest income amounted to $607,000 for the current quarter ($2,082,000 for the year), compared to $208,000 for the same quarter last year ($1,030,000 for the year). The increase results from higher average cash balances in the current periods compared to the same periods last year, due to proceeds received from the public offering, the exercise of a warrant and the sale leaseback transaction, as well as higher interest rates during 2005. Refer to the Liquidity and Capital Resources section for details on the public offering, the sale leaseback transaction and the exercise of a warrant.

Foreign exchange gain amounted to $255,000 for the current quarter ($187,000 for the year), compared to a loss of $401,000 for the same quarter last year (gain of $1,298,000 for the year). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily US dollars. The Company maintains a significant US dollar position to serve as a natural hedge of exchange rate fluctuations with respect to planned US dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. Foreign exchange gains recorded for the year ended December 31, 2004, were primarily attributable to a gain realized during the year on the conversion of US dollars into Canadian dollars.

Other income amounted to $297,000 for the current quarter ($935,000 for the year), compared to $204,000 for the same period last year ($289,000 for the year). Other income consists of non-operating revenue, primarily rental revenue.

Variable interest entities

On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 -- Consolidation of Variable Interest Entities (VIE). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. The implementation of AcG-15 resulted in the consolidation of the Company's interest in a holding company that owns Innodia Inc. shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005, were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline resulted in the consolidation in the current quarter of a share of loss in a company subject to significant influence of $971,000 ($3,124,000 for the year) and non-controlling interest of $289,000 ($930,000 for the year), in the Consolidated Statement of Operations.

Litigation

In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. A hearing before the arbitral tribunal was held in mid-September 2005. Since the conclusion of the hearing, the parties have filed with the tribunal their respective Post-Evidentiary Hearing Briefs and their respective replies thereto. In early January 2006, responding to a formal request from the arbitral tribunal made on December 27, 2005, the parties to the proceedings submitted their respective summaries of their attorney fees and costs to which they believe they would be entitled if they were to prevail in the arbitration. Since then there has been no clear indication of when the arbitral tribunal will issue its award or decision.

On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between US$14 million and US$50 million, without regard to punitive damages. The Company counterclaimed damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. Accordingly, no provision for possible loss has been recorded by the Company in connection with this matter. There can be no assurance that the Company will prevail in this dispute. The Company has, and will continue to, vigorously defend itself against claims brought by Immtech.


LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2005, the Company had available cash, cash equivalents and marketable securities of $71,091,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital in March 2005, from the exercise of a warrant in July 2005, from the sale and leaseback transaction in November 2005, as well as revenues received from the collaboration with Centocor, Inc., net of funds used in operations, investing activities and for long-term debt repayment. The Company believes that its available cash resources and other sources of funds should be sufficient to finance the Company's operations for the next twelve months.

On March 9, 2005, the Company completed a public offering of its common shares in the US and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Of the original net amount raised, $13,868,000 has yet to be spent as of December 31, 2005; the use of proceeds continues to conform in all material respects with the expectations set forth in the prospectus. Certain funds raised from the share issuance were denominated in US dollars. The Company maintains a significant US dollar position to serve as a natural hedge of exchange rate fluctuations with respect to planned US dollar denominated research and development expenditures primarily relating to its Phase III clinical programs.

On July 25, 2005, a subsidiary of Picchio Pharma Inc. (Picchio Pharma) exercised a warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $8,764,000 and resulting in the issuance of 2,800,000 common shares from treasury.

On November 17, 2005, the Company completed a sale and leaseback transaction in respect of its facilities and campus located in Laval, Quebec, for a sale price of $32,000,000. The transaction generated a net gain of $21,358,000. For accounting purposes, the net gain is deferred and amortized over the period of the lease. The Company has leased the facilities for a period of 15 years, with an option to buy it back.

Of the proceeds, $9.8 million was used to repay the long-term debt contracted in 2004 to finance the acquisition of the facilities from Shire BioChem Inc.

As at January 31, 2006, the Company had 37,442,249 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,288,788 options granted under the stock option plan and a warrant outstanding to purchase 1,200,000 common shares.

On February 16, 2006, Picchio Pharma, the company's largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.

NEUROCHEM INC.
CONSOLIDATED FINANCIAL INFORMATION(1)
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)

                                             THREE-MONTH PERIOD ENDED                  YEAR ENDED
                                                   DECEMBER 31                         DECEMBER 31
                                             --------------------------          ------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS             2005            2004               2005           2004
-------------------------------------             ----            ----               ----           ----
                                            (unaudited)     (unaudited)          (audited)      (audited)
REVENUES:
   Collaboration agreement                        $607            $132             $3,384           $132
   Reimbursable costs                              230             195              1,057            195
                                            ----------      ----------         ----------     ----------
                                                   837             327              4,441            327
                                            ----------      ----------         ----------     ----------
EXPENSES:
   Research and development                     11,688          10,612             50,495         30,957
   Research tax credits                           (565)           (541)            (3,190)        (1,463)
   Research grants                              (1,164)             (9)            (1,203)          (336)
   General and administrative                    4,393           4,451             22,212         17,953
   Reimbursable costs                              230             195              1,057            195
   Stock-based compensation                        865             709              4,795          4,038
   Special charges                                  --            (409)                --          1,676
   Depreciation, amortization and write-off
   of patents                                    1,413             592              3,189          2,046
   Interest and bank charges                        82             126                462            277
                                            ----------      ----------         ----------     ----------
                                                16,942          15,726             77,817         55,343
                                            ----------      ----------         ----------     ----------
   Net loss before undernoted items:           (16,105)        (15,399)           (73,376)       (55,016)
   Interest income                                 607             208              2,082          1,030
   Foreign exchange gain (loss)                    255            (401)               187          1,298
   Other income                                    297             204                935            289
   Share of loss in a company subject to
   significant influence                          (971)             --             (3,124)            --
   Non-controlling interest                        289              --                930             --
                                            ----------      ----------         ----------     ----------
   NET LOSS                                   ($15,628)       ($15,388)          ($72,366)      ($52,399)
                                            ==========      ==========         ==========     ==========
   Net loss per share:
       Basic                                    ($0.42)         ($0.51)            ($2.06)        ($1.74)
       Diluted                                  ($0.42)         ($0.51)            ($2.06)        ($1.74)
                                            ==========      ==========         ==========     ==========
   Weighted average number of
   common shares outstanding:
       Basic                                37,386,296      30,314,108         35,104,342     30,156,194
       Diluted                              37,905,241      33,944,415         36,485,971     34,545,199
                                            ==========      ==========         ==========     ==========

                                                                                   AT             AT
                                                                               DECEMBER 31     DECEMBER 31
CONSOLIDATED BALANCE SHEETS                                                       2005            2004
---------------------------                                                    -----------     -----------
                                                                                (audited)       (audited)
   Cash, cash equivalents and marketable securities                                $71,091         $29,173
   Other current assets                                                             13,298          20,410
                                                                                ----------       ---------
   Total current assets                                                             84,389          49,583
   Capital assets                                                                   10,327          21,083
   Other long-term assets                                                            2,230           5,782
                                                                                ----------       ---------
   TOTAL ASSETS                                                                    $96,946         $76,448
                                                                                ==========       =========
   Current liabilities                                                             $17,420         $16,406
   Deferred revenue                                                                  8,779           9,772
   Deferred gain on sale of property                                                19,759             --
   Long-term accrued liabilities                                                       207             126
   Long-term debt                                                                       --           9,450
   Non-controlling interest                                                            509              --
   Shareholders' equity                                                             50,272          40,694
                                                                                ----------       ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $96,946         $76,448
                                                                                ==========       =========

(1) Condensed from the Company's consolidated financial statements.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA amyloidosis was concluded in April 2005. The Company has completed its submission of a New Drug Application for Fibrillex(TM) that the FDA agreed in June 2005 to file and review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at: www.neurochem.com.
         -----------------



Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.